UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2016

Analog Devices, Inc.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	1-7819	04-2348234
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Way Norwood, MA	02062
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 329-4700

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events

On December 5, 2016, Analog Devices, Inc. (“Analog Devices”) issued $400 million aggregate principal amount of 2.500% senior unsecured notes due December 5, 2021 (the “2021 Notes”), $550 million aggregate principal amount of 3.125% senior unsecured notes due December 5, 2023 (the “2023 Notes”), $900 million aggregate principal amount of 3.500% senior unsecured notes due December 5, 2026 (the “2026 Notes”) and $250 million aggregate principal amount of 4.500% senior unsecured notes due December 5, 2036 (the “2036 Notes” and, together with the 2021 Notes, the 2023 Notes and the 2026 Notes, the “Notes”) in a public offering pursuant to a registration statement on Form S-3 (File No. 333-207043) (the “Registration Statement”) and a related prospectus and prospectus supplement, each as filed with the Securities and Exchange Commission (the “SEC”). The Notes were sold in an underwritten public offering pursuant to an underwriting agreement, dated as of November 30, 2016, among Analog Devices and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and MUFG Securities Americas Inc., as representatives of the several underwriters named therein, previously filed with the SEC.

The 2021 Notes bear interest at a rate of 2.500% per year and will mature on December 5, 2021. The 2023 Notes bear interest at a rate of 3.125% per year and will mature on December 5, 2023. The 2026 Notes bear interest at a rate of 3.500% per year and will mature on December 5, 2026. The 2036 Notes bear interest at a rate of 4.500% per year and will mature on December 5, 2036. Interest on the Notes is payable on June 5 and December 5 of each year, beginning on June 5, 2017.

At any time prior to November 5, 2021 in the case of the 2021 Notes, October 5, 2023 in the case of the 2023 Notes, September 5, 2026 in the case of the 2026 Notes and June 5, 2036 in the case of the 2036 Notes, Analog Devices may, at its option, redeem some or all of the applicable series of Notes by paying a make-whole premium, plus accrued and unpaid interest, if any, to the date of redemption. At any time on or after November 5, 2021 in the case of the 2021 Notes, October 5, 2023 in the case of the 2023 Notes, September 5, 2026 in the case of the 2026 Notes and June 5, 2036 in the case of the 2036 Notes, Analog Devices may, at its option, redeem some or all of the applicable series of Notes at par, plus accrued and unpaid interest, if any, to the date of redemption. The Notes are unsecured and rank equally in right of payment with all of Analog Devices’ other unsecured senior indebtedness.

If (1) Analog Devices’ pending acquisition of Linear Technology Corporation (“Linear”) is not consummated or the merger agreement is terminated on or prior to April 26, 2017, which may be extended under certain circumstances to October 26, 2017, or (2) Analog Devices notifies the trustee in writing or otherwise announces that it will not pursue the consummation of the acquisition, then the 2021 Notes, the 2023 Notes and the 2036 Notes will be subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of each such series of notes plus accrued and unpaid interest, if any, to the special mandatory redemption date. The 2026 Notes will not be subject to the special mandatory redemption.

The Notes were issued pursuant to an indenture, dated as of June 3, 2013 (the “Indenture”), as supplemented by a supplemental indenture, dated as of December 5, 2016 (the “Supplemental Indenture”), between Analog Devices and The Bank of New York Mellon Trust Company, N.A., as trustee. The Indenture and the Supplemental Indenture contain certain covenants, events of default and other customary provisions.

In connection with the offering of the Notes, commitments under Analog Devices’ 364-day bridge facility were reduced by the net cash proceeds received from the offering of the Notes, and the Company may choose to further reduce such commitments by an additional amount.

The foregoing descriptions of the Notes, the Indenture and the Supplemental Indenture are summaries only and are qualified in their entirety by reference to the full text of such documents. The Indenture, which was filed as Exhibit 4.1 to Analog Devices’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2013, and the Supplemental Indenture, which is attached hereto as Exhibit 4.2, are incorporated herein by reference.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Analog Devices’ Annual Report on Form 10-K for the year ended October 29, 2016, under the section “Risk Factors,” which is on file with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” “could” and “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections regarding our future financial performance, including interest and other expense; our anticipated growth and trends in our businesses; the proposed acquisition of Linear and financing for the proposed transaction; the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear’s business may not be successfully integrated with ours following the closing; the risk that we and Linear will be unable to retain and hire key personnel; the risk that disruption from the transaction may adversely affect Linear’s or our business and relationships with their customers, suppliers or employees; our future liquidity, capital needs and capital expenditures; our future market position and expected competitive changes in the marketplace for our products; our ability to pay dividends or repurchase stock; our ability to service our outstanding debt; our expected tax rate; the effect of new accounting pronouncements; our ability to successfully integrate acquired businesses and technologies; and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified in the section entitled “Risk Factors” and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements, including to reflect events or circumstances occurring after the date of the filing of this Current Report on Form 8-K, except to the extent required by law.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

See Exhibit Index attached hereto.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear have filed and will file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that includes a prospectus of Analog Devices and a proxy statement of Linear (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Linear’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear with the SEC may be obtained free of charge at Linear’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC.

Date: December 5, 2016	By:	/s/ David A. Zinsner
	Name:	David A. Zinsner
	Title:	Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture, dated June 3, 2013, between Analog Devices and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.1 to Analog Devices’ Current Report on Form 8-K (File No. 1-7819) as filed with the Commission on June 3, 2013 and incorporated herein by reference.

4.2	Supplemental Indenture, dated December 5, 2016, between Analog Devices and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of note contained therein).

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)